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                                                                    EXHIBIT 99.8

                 [LOGO OF SANTA FE PACIFIC CORP. APPEARS HERE]

                                          October 27, 1994

Mr. Drew Lewis
Chairman and Chief Executive Officer
Union Pacific Corporation
Martin Tower
Eighth and Eaton Avenues
Bethlehem, Pennsylvania 18018

Dear Mr. Lewis:

  The Board of Directors of Santa Fe Pacific Corporation ("SFP" or "Santa Fe") has received the memorandum you sent me on October 17, 1994, which contained what you described as a "summary analysis of the case regarding our merger proposal that we would expect to present to the Interstate Commerce Commission." The Board has also received the statements that Union Pacific Corporation ("UP") submitted on October 24, 1994, of experts retained by UP to provide their views on the ICC issues ("the UP Panel Statement").

  After reviewing the foregoing materials, and receiving analysis and advice from the Santa Fe management and Santa Fe's lawyers and other experts, the Board has concluded and asked me to advise you that it continues to believe that the UP non-binding proposal dated October 5, 1994, as further described in UP's October 17, 1994 memorandum, is not likely to be approved by the ICC.

  The UP Memorandum should be addressed first because it forms the basis for the statements of the experts you have retained. The UP Memorandum is primarily devoted to a discussion of UP's perception of the benefits of a merger with Santa Fe rather than the competitive problems such a proposed merger would create. It is obvious that a merger of two strong western railroads, including your dominant railroad, would result in benefits for UP. However, we believe the UP Memorandum overstates the benefits of a UP/Santa Fe merger, superficially addresses the competitive issues the transaction would raise, and significantly understates the benefits of our proposed merger with Burlington Northern ("BN").

  The UP Memorandum devotes only three of its fourteen pages to a discussion of the crucial issue-- whether the ICC would approve a UP/Santa Fe merger despite a substantial diminution in competition. In analyzing the competitive implications of a UP/Santa Fe merger, one must start with the fact--which UP ignores--that UP is today the dominant western railroad.

  Large size and scope are not by themselves reasons to object to a railroad merger. But UP does not propose just any railroad merger. It proposes to merge with Santa Fe, which is its strongest competitor (and one of only two competitors) on major transcontinental routes (including Chicago-California and Kansas City-California) originating or terminating in the nation's most populous state. The significant reduction of competition on those routes is by itself a competitive problem of great--and quite possibly dispositive-- magnitude. But there are many other competitive problems as well.

  There are, for example, major problems with respect to specific commodities. Precise market share data by corridors are not readily available, but the combined share of western railroad movements handled by UP and Santa Fe in major categories would be substantial, probably more than 70% in the important Midwest-Southern California domestic intermodal category. On a combined basis, UP/Santa Fe would originate and terminate a great majority of automotive industry movements in the West. Eliminating competition between UP and Santa Fe would end a fierce rivalry. In 1990, for example, UP succeeded in underbidding Santa Fe
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on a contract (valued in the tens of millions of dollars) to carry all Ford traffic from Kansas City to California. Ford and other automakers benefit from the lower rates and improved service associated with such competition.

  UP has identified certain conditions it "might" accept in an effort to cure some of these competitive problems. As to the most severe competitive problem-- reduced competition among railroads serving the routes between California and the Upper Midwest and UP/Santa Fe's dominant position on those routes--the UP Memorandum says only that UP "might accept" a grant to SouthernPacific ("SP"), the other carrier that currently does compete in the California-Upper Midwest corridor, of "trackage rights or other conditions that would significantly strengthen SP's already-competitive California-Midwest routes." One must doubt the value of conditions that would only benefit a carrier already serving the routes in question. Such conditions are unlikely to be sufficient to compensate for a very substantial diminution in competition on one of the nation's most important railroad routes.

  There is, moreover, no precedent for the extent of conditions that would address the various competitive issues and level of concentration that would arise in a UP/Santa Fe combination. Based on the lack of precedent, we believe that the ICC would be unlikely to approve complex conditions of the sort that would be necessary to solve all the competitive problems in such a combination. The ICC is likely to be concerned about whether such conditions could be implemented, whether they would effectively solve the competitive problems, and whether the agency could adequately supervise them. Such conditions also would be economically costly to UP and Santa Fe, and could eliminate from the deal the value of any benefits for UP's and Santa Fe's shareholders.

  The service benefits and efficiencies described in the UP Memorandum are unlikely to be persuasive to the ICC because many of them are benefits achievable only at the expense of a reduction in competition in concentrated markets. Other claims of benefits are overstated; for example, what UP describes as new single-line service is often, in reality, nothing more than a better route between origins and destinations that UP already serves.

  UP also rests some of its claims of service improvements on an apparent misunderstanding of Santa Fe's existing operations. It is unlikely that substantial reductions in transit times could be realized on Midwest-California Santa Fe service. For intermodal traffic, Santa Fe already has frequent departures for the Chicago-Southern California business, approximately every four hours--the same frequency UP proposes. Santa Fe also offers service between Chicago and Northern California approximately every six hours. With respect to automotive traffic, Santa Fe already operates solid unit trains to Southern California.

  Although some of UP's other claims of new single-line service through a UP/Santa Fe combination are true, the benefits achievable through those new opportunities pale in significance compared to opportunities for new transcontinental single-line service, which the BN/Santa Fe Transaction promises and the UP/Santa Fe proposal does not. The central United States is thickly populated with railroads, and shippers already enjoy a wide variety of choices, including single-line choices, for most north-south routes (where most of UP's genuine new single-line service opportunities would come). The western United States, by contrast, has relatively few rail lines. California shippers--and ports--in particular have at most three railroads to choose from, and would have only two at most if UP and Santa Fe merged. The opportunity through a BN/Santa Fe combination to provide new single-line service to and from the western United States, and populous California in particular, is a genuine public benefit of huge magnitude. Opportunities to provide new single-line service on north-south routes in the central United States are not.

  UP observes that "this is not the first parallel merger to be presented to or approved by the ICC." UP than presents a list of purportedly parallel mergers that the ICC has approved. The list is unconvincing. For example, UP's Katy merger was, as UP claims, largely parallel. But the Katy was a relatively small carrier, and the precarious financial position of the Katy played a role in the ICC's decision. Wisconsin Central's in the ICC's decision. Wisconsin Central's 1992 acquisition of the Fox River Valley and Green Bay and Western

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Railroads was largely parallel, but the acquired roads had fewer than 500 aggregate route miles. The merger of the Norfolk & Western and Southern to form Norfolk Southern was, according to the ICC, a consolidation of railroads that met end-to-end, although there were some parallel lines. The merger of the Chessie and Family Lines systems to form CSX was, according to the ICC, basically an end-to-end transaction, although it had some parallel aspects. In both these cases, UP's claim that the ICC approved "largely parallel" mergers is unfounded.

  The ICC did approve the largely parallel merger of the Great Northern and the Northern Pacific 26 years ago, over Justice Department opposition. That merger was comparable in important respects to the proposed UP/Santa Fe combination: on certain long-haul corridors, the ICC permitted the two strongest of three competitors serving the corridors to merge, on condition that they grant trackage rights to the third competitor. The unfortunate consequences that resulted from the ICC's approval of that merger, however, are hardly likely to lead today's Commission to look favorably on a similar proposal. The third competitor was the Milwaukee Road, which never succeeded in becoming a competitive force in the Northern Corridor, and which ultimately went into bankruptcy and endured years of legal proceedings before finally seeing the bulk of its assets sold to the Soo Line.

  The proposed UP/Santa Fe merger would be a combination of largely parallel systems (a horizontal merger). Both the ICC and antitrust authorities have been skeptical of any claims that horizontal mergers that otherwise would reduce competition may be rescued by the types of efficiency claims UP makes. The ICC as a policy matter has declined to use its authority to create ameliorating conditions to cure anticompetitive aspects of mergers. In the Santa Fe-Southern Pacific decision, for example, the ICC said that it will not use its conditioning power to substantially restructure a transaction beyond the scope proposed.

  The UP Panel Statement did not include any new material information and therefore it does not change our analysis. It is worth noting that, while some of the authors of the UP Panel Statement stated that UP could make a "credible" case for ICC approval of a UP-SFP merger, none of them, despite their retention by UP, stated that such approval was likely. In addition, a few comments on individual views expressed in the UP Panel Statement are in order.

  Mr. Kharasch's analysis is similar to ours in many respects. In particular, he recognizes the "very considerable burden of proof" that proponents of a parallel merger bear, notwithstanding the benefits of such mergers, which arguably can be greater than the benefits of end-to-end mergers. Former Commissioner Sterrett also correctly observes that "the key to the success of the UP's case at the ICC will be the ability to fashion" satisfactory conditions. Furthermore, Mr. Kharasch concedes that it is a "critical assumption" that UP will agree to conditions that preserve competition in "all rail markets where there would otherwise be a significant reduction in rail competition," and all of his favorable conclusions turn on that assumption. As I have explained above, the UP Memorandum does not provide a satisfactory basis for making that assumption.

  Mr. Kharasch and former Commissioner Sterrett do not address the key point that conditions as extensive as the ones they assume would have a considerable economic cost for UP and Santa Fe, an economic cost that makes it impossible to determine what, if any, value the UP proposal would provide to SFP shareholders. The Commission noted in the MP/UP case that its general policy statement requires that conditions not frustrate the ability of applicants to obtain the anticipated public benefits of consolidation.

  Mr. DePodesta seems to take the position, despite his use of the phrase "favorable consideration," that no one can really know what the ICC will do, with respect to either BN/Santa Fe or UP/Santa Fe. Mr. DePodesta's approach-- that no one can even make an educated guess--is not good enough for our shareholders, especially when you propose to have Santa Fe abandon an agreed-to merger with BN on the hope that the ICC might approve a UP/Santa Fe merger, the terms of which are unknown. That is particularly true because we believe a UP/Santa Fe merger application would be highly contested and would be resolved on a schedule substantially longer than the ICC schedule for BN/Santa Fe. The current BN/Santa Fe schedule calls for a decision in the first quarter of 1996, whereas a UP/Santa Fe application might well

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require the full thirty-one months allowed under the Interstate Commerce Act.
Because of this timing difference, which could be as long as two years, SFP and its shareholders would be faced with a significantly longer period of uncertainty while ICC approval was being sought.

  Mr. McCormick's position that the United States Department of Transportation ("DOT") would not oppose a UP/Santa Fe transaction has little if any probative weight. DOT supported the Santa Fe/Southern Pacific proposal, yet the ICC rejected it. We have considered the likely unfavorable reaction of the Justice Department to a UP/Santa Fe merger, which is a far more probative consideration. Mr. Langley addresses only the shipper benefits from a UP/Santa Fe merger. We have never denied that there would be benefits. It is the competitive problems and the conditions by which they would be solved that are crucial.

  In conclusion, the SFP Board, having reviewed analyses of the UP Memorandum from management, SFP's outside ICC experts, and SFP's lawyers, continues to believe that a UP/SFP merger is not likely to be approved by the ICC on acceptable terms, that the risks to SFP of a lengthy and unsuccessful UP/SFP merger application process would be too great, and that the merger of SFP and BN is in the best interest of SFP and its shareholders. Because ICC approval of the UP/SFP merger as described in the UP Memorandum is not likely, the SFP Board continues to believe that the UP proposal is illusory and nothing more than an effort by UP to block the BN/SFP merger in order to avoid the creation of a strong competitor to UP.

  Accordingly, the Board has directed me to inform you that the Board has reaffirmed its position as set forth in my October 6, 1994 letter to you. If UP makes a proposal at a fair price and with an adequate provision for a voting trust that would substantially eliminate the regulatory risk for SFP shareholders, the Board would consider that proposal in light of its fiduciary duties.

                                          Sincerely,

                                          R. D. Krebs

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